OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
July 19, 2024
REGISTRATIONS BRANCH
04

1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☒ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☒ Government Securities Dealer
   - C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☒ Notice
   - B. ☐ Amendment

24007860

4. A. Full name of the financial institution: Credit Agricole Corporate and Investment Bank

   B. Address of principal office of financial institution:

   Address: 12 PLACE DES ETATS-UNIS - CS 70052
   City: MONTROUGE CEDEX State: Zip Code: 92547

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Address: 1301 AVENUE OF THE AMERICAS
   City: NEW YORK State: NY Zip Code: 10019

   D. Mailing address if different from (B) or (C):

   Address:
   City: State: Zip Code:

   E. Name, title, and telephone number of contact person with respect to this notice:

   Name: MAY YU Title: Compliance Generalist Area Code / Phone Number: 212-261-3206

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☐ Yes B. ☒ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
Please refer to attached list	
GFIN-4s have been previously filed	

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

May Yu

Name (First, Middle, Last)

Compliance Generalist

Title

YU, May Digitally signed by YU, May Date: 2024.07.16 13:05:47 -04'00'

Signature

7/16/2024

Date

Credit Agricole Corporate and Investment Bank		
Form G-FIN Section 6 Addendum		7/15/2024
#	LAST/FIRST NAME	TITLE
1	Alazard, Raphael	Director
2	Ambrosi, Francis	Managing Director
3	Benichou, Florent	Managing Director
4	Birchenough, Jack	Analyst
5	Bleu, Roland	Director
6	Burkat, David	Director
7	Chapis, Jason	Analyst
8	Cui, Haoting	Analyst
9	Darsses, Jean	Director
10	Delelis, Hugo	Analyst
11	Droge, Brendan	Director
12	Earnhardt, Madison	Associate
13	Fabrizi, Christine	Analyst
14	Fan, Jinghua	Managing Director
15	Feketie, John (Jack)	Vice President
16	Galindo, Carlos	Managing Director
17	Gartlan, Fergal	Director
18	Gaur, Giselle	Vice President
19	Gesk, Eric	Vice President
20	Guttman, Gilad	US Analyst
21	Ho, Joseph	Associate
22	Kaplan, Russel	Director
23	Kaplony, Krisztina	Director
24	King, Daniel	Managing Director
25	Lechner, Tatjana	Analyst
26	Leizman, Ryan	Associate
27	Marks, Asher	Vice President
28	McFeely, Heather	Managing Director
29	Nihei, Hirokazu	Director
30	O'Callaghan, John	Managing Director

Credit Agricole Corporate and Investment Bank		
Form G-FIN Section 6 Addendum		7/15/2024
#	LAST/FIRST NAME	TITLE
31	Orczyk, Karen	Managing Director
32	Peltier, Matthew	Vice President
33	Prunier, Lionel	Managing Director
34	Rogg, Oskar	Managing Director
35	Sansone, Austin	Associate
36	Siala, Hela	Analyst
37	Smith, Michael	Analyst
38	Tilove, Matthew	Managing Director
39	Valente, Luca	Director
40	Wanecq, Adrien	Vice President
41	Wirth, Mark	Director
42	Zafar, Kashif	Managing Director